EXHIBIT 3.21

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
IMAGING DIAGNOSTIC SYSTEMS, INC.

In accordance with shareholders’ approval of a proposal to amend the Company’s Articles of Incorporation to increase the number of authorized shares of the Company’s common stock, no par value, from 300,000,000 to 450,000,000 duly executed by a majority of the votes cast by the shareholders of Imaging Diagnostic Systems, Inc. entitled to vote thereon, and ratification of such action by the Company’s Board of Directors, the Company’s Articles of Incorporation are hereby Amended as follows:

ARTICLE III CAPITAL STOCK

The maximum number of shares of capital stock that this corporation is authorized to have outstanding at any one time is 452,000,000 (FOUR HUNDRED FIFTY-TWO MILLION) shares, no par value. The 452,000,000 shares of no par value capital stock of the Corporation shall be designated as follows:

•	450,000,000 common shares

•	2,000,000 Preferred Shares, the rights, and preferences of which are to be designated by the Company’s Board of Directors.

Except as amended above the remainder of the Company’s Articles of Incorporation shall remain unchanged, and are hereby ratified and confirmed.

The foregoing Amendment to the Articles of Incorporation was duly adopted on November 8, 2006 by a majority vote of the holders of the Corporation's common stock, no par value, no Preferred Shares being outstanding, and approved by a sufficient number of votes pursuant to the Florida Statutes.

Signed this 14th day of November 2006

ATTESTED TO:	IMAGING DIAGNOSTIC SYSTEMS, INC.

By: /s/ Gregg Rodes	Name: /s/ T. B. Hansen
Timothy B. Hansen

Title: Chief Executive Officer & Director

By: /s/ Gregg Rodes	Name: /s/ Allan L. Schwartz
Allan L. Schwartz

Title: Executive Vice-President, Chief Financial Officer
& Director